UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

693149106

(CUSIP Number of Class of Securities)

Daniel H. Cushman

President and Chief Executive Officer

P.A.M. Transportation Services, Inc.

297 West Henri De Tonti Blvd.

Tontitown, Arkansas 72770

(479) 361-9111

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

C. Douglas Buford, Jr., Esq.

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

425 West Capitol, Ste. 1800

Little Rock, Arkansas 72201

Telephone: (501) 688-8866

Facsimile: (501) 918-7866

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$5,040,000	$586

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 80,000 shares of common stock at the maximum tender offer price of $63.00 per share.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $586 Filing Party: P.A.M. Transportation Services, Inc.

Form or Registration No.: Schedule TO-I Date Filed: May 22,2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ii

AMENDMENT NO. 1 TO SCHEDULE TO

P.A.M. Transportation Services, Inc., a Delaware corporation (“PAM” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 22, 2015 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 1, relates to the Company’s offer to purchase for cash up to 80,000 shares of its common stock, par value $0.01 per share, at a price not greater than $63.00 nor less than $59.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 22, 2015. The Company’s offer is being made upon the terms and subject to the certain conditions set forth in the Offer to Purchase dated May 22, 2015 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended and supplemented from time to time together constitute the “Offer”). The Offer expires at the end of the day, 12:00 Midnight, Eastern Time, on June 22, 2015, unless the Offer is extended or terminated.

Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 1, remains unchanged and is incorporated by reference herein to the items in this Amendment No. 1.

Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

Item 1. Summary Term Sheet.

The following question and answer set forth under “Summary Term Sheet” on page v of the Offer to Purchase are hereby deleted in their entirety and replaced with the following:

Once I have tendered shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any shares you have tendered at any time before the end of the day, 12:00 Midnight, Eastern Time, on June 22, 2015, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after the end of the day, 12:00 Midnight, Eastern Time, on July 20, 2015.

The following question and answer set forth under “Summary Term Sheet” on page vi of the Offer to Purchase are hereby deleted in their entirety and replaced with the following:

When will the Company pay for the shares I tender?

We will announce the results of proration and will pay the purchase price, net to the seller in cash, less any applicable withholding tax and without interest, for the shares we purchase promptly after the expiration of the Offer. See Section 5.

Item 4. Terms of the Transaction.

The first paragraph of the “Proration” subsection in Section 1 on page 3 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

Proration. If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Time. Subject to adjustment to avoid the purchase of fractional shares, proration for each stockholder tendering shares will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders, at or below the purchase price selected by us. We will announce the final proration factor and commence payment for any shares purchased pursuant to the Offer promptly after the Expiration Time. After the Expiration Time, stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

iii

The last sentence of the paragraph titled “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” in Section 3 on page 7 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions; provided, however, tendering shareholders may challenge our determinations in a court of competent jurisdiction and tendering shareholders shall not be deemed to have waived any right if such waiver would be impermissible under Section 29(a) of the Exchange Act.

The first paragraph of Section 4 on page 9 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered under the Offer according to the procedures we describe below at any time prior to the Expiration Time, unless we extend the Offer for all shares. You may also withdraw your previously tendered shares at any time after the end of the day, 12:00 Midnight, Eastern Time, on July 20, 2015, unless such shares have been accepted for payment as provided in the Offer.

The fifth paragraph of Section 5 on page 10 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Time. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares to the tendering stockholder at our expense promptly after the Expiration Time or termination of the Offer.

iv

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2015	P.A.M. TRANSPORTATION SERVICES, INC.

	By:	/s/ Allen West
	Name:	Allen West
	Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

v